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Wackadoo Brewing

Brewery

Three Rivers, MI
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THE PITCH
Wackadoo Brewing is seeking investment to purchase equipment and set up in a new location.
First Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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Business Summary

Wackadoo Brewery will be a new brewery in Three Rivers, Michigan that will be open 6 days a week. Our brewery will have an 1800 sq. ft. tap room and another room for live music and private events. We also will have a full kitchen, serving lunch and dinner. Additionally, I will work to build relationships with local restaurants and encourage them to serve my beer on tap at their locations. I look forward to serving high-quality craft beer to local patrons and create a warm and welcoming atmosphere that can be enjoyed by a variety of people. Thank you for your interest in my offering!

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Q&A
What was your first beer?

Unfortunately, my first beer was a Colt 45. I was about 15, at a party that i shouldn't have been at, and thats what the other kids were drinking. My first good beer was a Guinness.

What types of beer will you brew?

Right now, I brew 24 varieties of beer, most of which will make it to the tap room. They rum the gamut from traditional styles, new flavors, and historic beers. For example, we have one called the Kentucky Common, made from a recipe dating back to the 1700's, it was enjoyed by Kentuckians before it became a state.

What makes a successful brewer?

The biggest things are being able to create a consistent product, staying on top of the trends in the industry, and being open to feedback from the people who are drinking your beer. Too many brewers get stuck in their ways, and fail to adapt to changes in taste.

What will your main sources of revenue be?

As a taproom, draft sales will be our bread and butter. However, we're also planning on doing a sizable distribution business locally. We've already talked to three restaurants in the area who would be excited to sell our beer.

What was your first beer?

Unfortunately, my first beer was a Colt 45. I was about 15, at a party that i shouldn't have been at, and thats what the other kids were drinking. My first good beer was a Guinness.

What types of beer will you brew?

Right now, I brew 24 varieties of beer, most of which will make it to the tap room. They rum the gamut from traditional styles, new flavors, and historic beers. For example, we have one called the Kentucky Common, made from a recipe dating back to the 1700's, it was enjoyed by Kentuckians before it became a state.

What makes a successful brewer?

The biggest things are being able to create a consistent product, staying on top of the trends in the industry, and being open to feedback from the people who are drinking your beer. Too many brewers get stuck in their ways, and fail to adapt to changes in taste.

What will your main sources of revenue be?

As a taproom, draft sales will be our bread and butter. However, we're also planning on doing a sizable distribution business locally. We've already talked to three restaurants in the area who would be excited to sell our beer.

What was your first beer?

Unfortunately, my first beer was a Colt 45. I was about 15, at a party that i shouldn't have been at, and thats what the other kids were drinking. My first good beer was a Guinness.

What types of beer will you brew?

Right now, I brew 24 varieties of beer, most of which will make it to the tap room. They rum the gamut from traditional styles, new flavors, and historic beers. For example, we have one called the Kentucky Common, made from a recipe dating back to the 1700's, it was enjoyed by Kentuckians before it became a state.

What makes a successful brewer?

The biggest things are being able to create a consistent product, staying on top of the trends in the industry, and being open to feedback from the people who are drinking your beer. Too many brewers get stuck in their ways, and fail to adapt to changes in taste.

What will your main sources of revenue be?

As a taproom, draft sales will be our bread and butter. However, we're also planning on doing a sizable distribution business locally. We've already talked to three restaurants in the area who would be excited to sell our beer.

This is a preview. It will become public when you start accepting investment.
HOPS NEWS FEAT. STEVEN FULLER OF WACKADOO BREWING
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OUR STORY

Disabled Army Veteran with a love for craft beer, doing what I love and building a great brewery. Looking to take a good location and bring in my motivation and fire for the industry to make it a shining star.

Donating time, product, and expertise to Veteran projects across the state
Constantly improving and expanding
Working with other businesses locally all the time
Putting the consumers and the community first
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THE TEAM
Steven Fuller
Owner/Head Brewer

14 year Army Infantry Veteran with 4 years experience in both serving and brewing beer. Love the industry and the people in it, never had a day I didn't want to wake up and brew beer. Enjoy integrating as much of the community and local businesses into our own world and making everyone better for it.

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LOCATION

We will be located in a beautiful small town historic district, and the building is on the National Historic building registry. Large enough to support a brewery, small enough to be comforting, warm, and inviting for tourists.

Friendly, vibrant neighborhood
Plenty of foot traffic seeking things to do
Low-cost area, which brings down rent and other overhead costs
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase assets of previous brewery $84,600
Mainvest Compensation $5,400
Total $90,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$721,800	$830,070	$929,678	$1,022,646	$1,104,458
Cost of Goods Sold	$288,000	$331,200	$370,943	$408,037	$440,680
Gross Profit	$433,800	$498,870	$558,735	$614,609	$663,778

EXPENSES

Rent	$13,500	$13,837	$14,182	$14,536	$14,899
Utilities	$20,452	$23,519	$26,341	$28,975	$31,293
Salaries	$180,000	$207,000	$231,839	$255,022	$275,423
Insurance	$4,500	$4,612	$4,727	$4,845	$4,966
Repairs & Maintenance	$1,740	$1,783	$1,827	$1,872	$1,918
Legal & Professional Fees	$936	$4,083	$4,185	$4,289	$4,396
Marketing	$6,000	$6,150	$6,303	$6,460	$6,621
Misc.	$3,600	$3,690	$3,782	$3,876	$3,972
Operating Profit	$203,072	$234,196	$265,549	$294,734	$320,290

This information is provided by Wackadoo Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet
Investment Round Status

$90,000

TARGET

$107,000

MAXIMUM

This investment round closes on January 27, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Wackadoo Brewing
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 3.4%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the majority of the Wackadoo Brewing's fundraising. However, Wackadoo Brewing has some additional funds from alternate sources.

No operating history

Wackadoo Brewing was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

Wackadoo Brewing is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Wackadoo Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Wackadoo Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wackadoo Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Wackadoo Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wackadoo Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wackadoo Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Wackadoo Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wackadoo Brewing's management or vote on and/or influence any managerial decisions regarding Wackadoo Brewing. Furthermore, if the founders or other key personnel of Wackadoo Brewing were to leave Wackadoo Brewing or become unable to work, Wackadoo Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wackadoo Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wackadoo Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wackadoo Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wackadoo Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Wackadoo Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wackadoo Brewing's financial performance or ability to continue to operate. In the event Wackadoo Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wackadoo Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wackadoo Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wackadoo Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wackadoo Brewing will carry some insurance, Wackadoo Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wackadoo Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wackadoo Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wackadoo Brewing's management will coincide: you both want Wackadoo Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wackadoo Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Wackadoo Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Wackadoo Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wackadoo Brewing or management), which is responsible for monitoring Wackadoo Brewing's compliance with the law. Wackadoo Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wackadoo Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wackadoo Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wackadoo Brewing, and the revenue of Wackadoo Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wackadoo Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Wackadoo Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this

information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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